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June 29, 2023	vedderprice.com

Adam S. Goldman Associate +1 312 609 7731 agoldman@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn:	Ms. Valerie Lithotomos
Re:	Nuveen Preferred & Income Opportunities Fund (the “Registrant”)
File No. 811-21293

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on June 22, 2023 with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Registrant on June 16, 2023 (the “Proxy Statement”) in connection with the proposed merger of each of Nuveen Preferred and Income Fund and Nuveen Preferred & Income Securities Fund with and into a wholly-owned subsidiary of the Registrant. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a Definitive Proxy Statement on Schedule 14A concurrently herewith to complete missing information and to address the comments of the staff.

1.

Comment:    We note that a Form N-14 registration statement has been filed by the Registrant in connection with the proposed mergers (the “Registration Statement”) and that the staff has provided disclosure and accounting comments on that filing. Please ensure that changes made to the Registration Statement in response to those comments, as applicable, are also reflected in the Definitive Proxy Statement to be filed by the Registrant.

Response: For the staff’s information, the Registrant confirms that appropriate conforming changes will be reflected in the Definitive Proxy Statement to be filed by the Registrant.

2.

Comment:  Please confirm supplementally that the Registration Statement includes an undertaking to file the executed opinion of counsel supporting the tax matters discussed in the Registration Statement with the Securities and Exchange Commission following the closing of the mergers.

Response: The Registrant confirms that this undertaking is provided in Item 17(3) of Part C of the Registration Statement.

3.	Comment: Please ensure that references to below investment grade securities disclose that such securities are commonly referred to as “high yield” or “junk” bonds.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

June 29, 2023

Response: The Registrant has revised the disclosures in response to the staff’s comment.

If you have any questions regarding this response, please contact the undersigned at (312) 609-7731 or Deborah Bielicke Eades at (312) 609-7661.

Sincerely, /s/ Adam S. Goldman Adam S. Goldman Associate

cc:	Deborah Bielicke Eades, Shareholder, Vedder Price P.C.